EXHIBIT 12.1

MIDSTATES PETROLEUM COMPANY, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS

(In thousands, except ratios)

	Successor		Predecessor
	Year Ended December 31,	For the Period October 21, 2016 through	For the Period January 1, 2016 through	Year Ended December 31,
	2017	December 31, 2016	October 20, 2016	2015	2014	2013
Earnings available before fixed charges:
Pre-tax income (loss)	$(85,077)	$9,930	$1,323,079	$(1,806,836)	$123,324	$(490,514)
Interest expense (Predecessor Period excludes interest expense of $89.5 million on senior and secured notes)	7,647	1,409	61,773	151,832	129,691	77,179
Amortization of capitalized interest	780	15	—	23,960	4,961	10,683
Loan cost amortization	385	63	4,587	11,316	7,857	5,960
Portion of rental expense which represents interest factor	189	41	699	699	698	497
Total earnings available for fixed charges	$(76,076)	$11,458	$1,390,138	$(1,619,029)	$266,531	$(396,195)
Interest expense (Predecessor Period excludes interest expense of $89.5 million on senior and secured notes)	$7,647	$1,409	$61,773	$151,832	$129,691	$77,179
Capitalized interest	2,440	728	—	4,859	12,415	32,245
Loan cost amortization	385	63	4,587	11,316	7,857	5,960
Portion of rental expense which represents interest factor	189	41	699	699	698	497
Total fixed charges	$10,661	$2,241	$67,059	$168,706	$150,661	115,881
Ratio of earnings to fixed charges	—	5.1x	20.7x	—	1.8x	—
Insufficient coverage	$86,737	$—	$—	$1,787,735	$—	$512,076
Total fixed charges	$10,661	$2,241	$67,059	$168,706	$150,661	$115,881
Pre-tax preferred dividends(1)	—	—	—	23,545	30,863	38,588
Total fixed charges plus preferred dividends	$10,661	$2,241	$67,059	$192,251	$181,524	$154,469
Ratio of earnings to combined fixed charges and preferred dividends	—	5.1x	20.7x	—	1.5x	—
Insufficient coverage	$86,737	$—	$—	$1,811,280	$—	$550,664

(1)                                 Preferred dividends shown herein relate to the Company’s Series A Mandatorily Convertible Preferred Stock (“Series A Preferred Stock”) issued on October 1, 2012, which allows, at the Company’s option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference. Pre-tax preferred stock dividend amounts for the years ended December 31, 2015, 2014 and 2013 were calculated utilizing the Company’s effective tax rate for the applicable periods (0.5%, 5.2% and 29.9%, respectively) and represent the notional dividend amount as though paid in cash, rather than through an adjustment to the Series A Preferred Stock liquidation preference. On September 30, 2015, the Series A Preferred Stock converted into 3,738,424 shares of common stock.